Exhibit 99.1

AirMedia Announces Receipt of Deficiency Letter from NASDAQ

BEIJING, May 23, 2017 — AirMedia Group Inc. (“AirMedia” or the “Company”) (NASDAQ: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that it has received a letter dated May 18, 2017 (the “Deficiency Letter”) from The NASDAQ Stock Market, Inc. (“NASDAQ”) notifying the Company that it is not in compliance with NASDAQ Listing Rule 5250(c)(1) for continued listing because its annual report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”) was not filed on a timely basis with the Securities and Exchange Commission.

Under NASDAQ Listing Rule 5810(c)(2)(F)(i), the Company has until July 17, 2017 (that is, 60 calendar days from the date of the Deficiency Letter) to submit to NASDAQ a plan to regain compliance with the NASDAQ Listing Rules (the “Compliance Plan”). The Company intends to submit the Compliance Plan as soon as practicable.

Under NASDAQ Listing Rule 5810(c)(2)(F)(ii), if NASDAQ accepts the Compliance Plan, NASDAQ can grant the Company an exception until November 14, 2017 the latest (that is, up to 180 calendar days from the extended due date of the Annual Report) to regain compliance. The Company is currently in the process of transitioning to a new independent registered public accounting firm that will require additional time to conduct an audit of the Company’s financial statements for the year ended December 31, 2016. The Company intends to file the Annual Report as soon as practicable.

The Deficiency Letter has no immediate impact on the listing of the Company’s ordinary shares represented by American depositary shares on the Nasdaq Global Market under the symbol “AMCN.”

This announcement is made in compliance with NASDAQ Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About AirMedia

AirMedia Group Inc. (Nasdaq: AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec’s service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. AirMedia may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any forward-looking statement. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Contact:

Richard Wu

Chief Financial Officer

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn